 Exhibit 99.1

NewsRelease

**Editor’s note: Conference call for reporters today at 6 a.m. (MDT) / 9 a.m. (ADT). Details below.

New Study Projects Energy East Will Boost Economy Across Canada

Deloitte report estimates thousands of jobs and billions of dollars in economic growth to be generated along West-East oil pipeline path

CALGARY, Alberta – September 10, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today released the results of a report by Deloitte & Touche LLP (Deloitte) that examines the jobs and economic benefits associated with the company’s $12-billion Energy East Pipeline project. The report commissioned by TransCanada highlights that Energy East will deliver significant economic benefit to the entire country, with all six provinces along the pipeline’s route projected to see job creation, economic growth and increased tax revenues related to the proposed pipeline’s construction and operation for decades to come.

The analysis conducted by Deloitte estimates that Energy East will generate $35 billion in additional gross domestic product (GDP) for Canada during six years of development and construction, and over 40 years of operation. The report also estimates more than 10,000 full-time jobs will be directly supported during development and construction of the pipeline between 2013 and 2018 and another 1,000 full-time jobs will be directly supported by the pipeline once it begins service. Deloitte also found that Energy East will generate an additional $10 billion in tax revenues for all levels of government over the life of the project. Deloitte’s projections were generated using Statistics Canada’s Input/Output model, which measures direct, indirect and induced economic effects of large industrial projects and activities in Canada.

“Energy East is a critical infrastructure project for all Canadians because it will enhance our country’s energy security, allow us to receive greater value for our important natural resources and will create tangible economic benefits for communities across the country,” said Russ Girling, TransCanada’s president and chief executive officer.  “This pipeline is an excellent example of how Canada’s oil and gas sector is truly a national industry that generates thousands of jobs, billions of dollars in economic benefits and billions more in tax revenues. Energy East will create business opportunities and economic spin-offs that ripple across virtually all areas of the economy and support the livelihoods of millions of Canadians.”

Highlights of Deloitte’s analysis of the economic benefits of the Energy East Pipeline project include:

GDP growth
Energy East will generate an estimated $10 billion in additional GDP for the Canadian economy during the six-year development and construction phase and $25.3 billion during the 40-year operations phase examined in the study (regular maintenance is expected to extend the operating life of the pipeline beyond 40 years).

Job creation
The six-year development and construction phase of the project will generate an estimated 10,000 direct full-time equivalent (FTE) jobs across the country, 2,300 during the development period (2013-2015) and 7,700 during the construction period (2016-2018). The 40-year operations phase is expected to sustain 1,000 full-time jobs across Canada directly related to the pipeline’s operation. Thousands of indirect and induced jobs are also expected to be generated by the project in all provinces along the route.

Approximately half of the jobs created in the development and construction phase will be in the construction, engineering, architectural and oil & gas support services industries, while approximately half of the jobs in the operations phase will be in the oil and natural gas pipelines and power generation and transmission industries.
Tax revenues
The development and construction phase is expected to generate an additional $3 billion in tax revenues for municipal, provincial and federal governments across Canada. The operations phase will result in $7.2 billion in added tax revenues.

(See attached Backgrounder for break-down by province.)

TransCanada announced the results of the open season for the Energy East Pipeline project on August 1, confirming that it will move forward with a 1.1 million barrel per day (bbl/d) pipeline based on binding, long-term contracts from producers and refiners to ship approximately 900,000 bbl/d of crude oil from Western Canada to Eastern Canadian refineries and export terminals.

Eastern Canadian refineries currently import more than 700,000 bbl/d, or 86 per cent of their daily needs, from more expensive overseas sources including Saudi Arabia, Nigeria, Venezuela and Algeria.  Oil from Energy East will potentially replace this foreign oil with a more reliable domestic supply from Western Canada.  Supplying refineries in Québec and New Brunswick with Canadian oil also supports the hundreds of jobs and related positive economic impacts these facilities provide in local communities.

The project involves converting a portion of natural gas pipeline capacity in approximately 3,000 kilometres (1,864 miles) of TransCanada’s existing Canadian Mainline to crude oil service and constructing approximately 1,400 kilometres (870 miles) of new pipeline. The pipeline will transport crude oil from receipt points in Alberta and Saskatchewan to delivery points in Montréal, the Québec City region and Saint John, New Brunswick, greatly enhancing producer access to Eastern Canadian and international markets. The pipeline will access a marine terminal in Québec and a terminal at Canaport in Saint John, New Brunswick where TransCanada and Irving Oil have formed a joint venture to build, own and operate a new deep-water marine terminal.

TransCanada has been out in the field collecting data and engaging with Aboriginal and stakeholder groups for the past several months as part of its initial design and planning work for the project and expects to proceed with the necessary regulatory applications for approvals to construct and operate the pipeline project and terminal facilities in early 2014. Energy East is anticipated to be in service by late-2017 for deliveries in Québec and 2018 for deliveries to New Brunswick.

“Gathering input and answering questions people have about Energy East is a fundamental first step in our project development process,” Girling said. “We are holding dozens of public open houses and meetings with landowners, community groups and government leaders across the country to find out how we can make Energy East the safest, most environmentally responsible pipeline possible, and maximize the benefits it will bring to all stakeholders.”

While Energy East will use a portion of the Canadian Mainline’s underutilized natural gas capacity, TransCanada is committed to continuing to meet the contracted needs of all of its gas customers.

For more information about the Energy East Pipeline project and to download the full Deloitte report, visit the project websites at: www.energyeastpipeline.com or www.oleoducenergieest.com

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

Conference Call
TransCanada’s President and CEO Russ Girling, President of Energy and Oil Pipelines Alex Pourbaix, President of the Energy East Pipeline project Steve Pohlod and representatives from Deloitte will host a conference call this morning from New Brunswick and Montréal to discuss and answer questions from the media about Deloitte’s analysis of the economic benefits of the Energy East project in English and French. TransCanada spokespeople will be available directly afterward in Montréal and Calgary for follow-up interviews.

Date:                                      Tuesday, September 10, 2013

Time:                                      6 a.m. (MDT) / 9 a.m. (ADT)

Dial-In:                           To access the live webcast of the news conference visit:
http://www.gowebcasting.com/4809

Audio feed: 416.695.7806 / 888.789.9572
Passcode: 1038332

The conference call will be available for replay until October 10 on the following:
905.694.9451 / 800.408.3053
Passcode: 4477833

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated July 26, 2013 and 2012 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Philippe Cannon (Montréal)
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522

Backgrounder
Economic Analysis of Energy East Pipeline Project

TransCanada commissioned Deloitte & Touche LLP to conduct an economic analysis of the proposed $12-billion Energy East Pipeline project to determine the jobs and other economic benefits the project will create for the entire country. Deloitte used Statistics Canada’s Input/Output model to estimate the impacts on gross domestic product (GDP), tax revenues and job creation in all provinces and territories across Canada. The Input/Output model measures direct, indirect and induced economic effects of large infrastructure projects in Canada. Direct impacts are those that involve the directly-affected industry under study. Indirect impacts are those created in industries directly tied to the pipeline project, such as suppliers and equipment manufacturers. Induced impacts reflect economic activity resulting from direct and indirect effects of the project, such as consumer spending due to increased household incomes.

Deloitte’s findings for the Energy East Pipeline project are summarized as follows:

GDP growth
Energy East will generate an estimated $10 billion in additional GDP for the Canadian economy during the six-year development and construction phase (2013-2018) and $25.3 billion during the 40-year operations phase (although regular maintenance is expected to extend the life of the pipeline beyond 40 years).

GDP impact of project by province (2013 $Millions)

	Development & Construction Phase (6 years)	Operations Phase (40 years)	Combined
Ontario	2,694	10,335	13,029
Alberta	1,742	6,128	7,870
Québec	3,114	3,236	6,350
New Brunswick	1,170	1,629	2,799
Saskatchewan	577	1,980	2,557
Manitoba	361	1,446	1,807
British Columbia	244	396	640
Others	144	147	291
Total	10,046	25,297	35,343

Job creation
The six-year development and construction phase of the project will generate an estimated 10,000 direct full-time equivalent (FTE) jobs across the country, 2,300 during the development period (2013-2015) and 7,700 during the construction period (2016-2018). The 40-year operations phase is expected to sustain 1,000 full-time jobs across Canada directly related to the pipeline’s operation. Thousands of indirect and induced jobs are also expected to be generated by the project in all provinces along the route.

Approximately half (48 per cent) of the jobs created in the development and construction phase will be in the construction, engineering, architectural and oil & gas support services industries, while approximately half (49 per cent) of the jobs in the operations phase will be in the oil and natural gas pipelines and power generation and transmission industries. Job estimates were calculated for direct, indirect and induced jobs related to a wide range of products and services required for the project, including trucking, banking, automotive supplies, restaurants and food services, pipe and equipment manufacturing, mechanical repairs, management, scientific and technical consulting, clothing suppliers and hotels.

FTE job creation per year, by province, development and construction phase

	Development Phase (3 years)				Construction Phase (3 years)
	Direct	Indirect	Induced	Total	Direct	Indirect	Induced	Total
Québec	837	878	502	2,217	2,764	2,899	1,656	7,319
Ontario	528	854	500	1,882	1,743	2,819	1,652	6,214
Alberta	382	510	241	1,133	1,260	1,684	796	3,740
New Brunswick	332	407	129	868	1,095	1,344	427	2,866
Saskatchewan	159	215	76	450	524	711	250	1,485
Manitoba	104	97	52	253	343	320	170	833
British Columbia	0	116	88	204	0	383	290	673
Other	0	75	36	111	0	247	121	368
Total	2,342	3,152	1,624	7,118	7,729	10,407	5,362	23,498

FTE job creation per year, by province, operations phase

	Operations Phase (40 years)
	Direct	Indirect	Induced	Total
Ontario	181	1,086	539	1,806
Alberta	418	200	261	879
Québec	203	162	172	537
New Brunswick	121	205	59	385
Manitoba	70	126	69	265
Saskatchewan	94	97	56	247
British Columbia	0	37	63	100
Others	0	15	18	33
Total	1,087	1,928	1,237	4,252

Tax revenues
The development and construction phase is expected to generate an additional $3 billion in tax revenues for municipal, provincial and federal governments. The operations phase will result in $7.2 billion in added tax revenues.

Total government tax revenue, by province (2013 $M)

	Development & Construction Phase (6 years)	Operations Phase (40 years)	Combined
Ontario	798	2,864	3,662
Alberta	463	1,734	2,197
Québec	1,089	936	2,025
Saskatchewan	194	627	821
New Brunswick	266	428	694
Manitoba	111	505	616
British Columbia	59	82	141
Others	34	29	63
Total	3,014	7,204	10,218